UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
        ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Grapestars International, Inc.

Legal status of Issuer:

> ***Form:***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
> Delaware
>
> ***Date of Organization:***
> July 12, 2016

Physical Address of Issuer:
78 Southwest 7th Street, Miami, FL, United States

Website of Issuer:
http://www.grapestars.com

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Current Number of Employees:
5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,109,080	$471,997
Cash and Cash Equivalents	$485	$15
Accounts Receivable	$0	$0
Short-term Debt	$412,596	$449,346
Long-term Debt	$0	$0
Revenues/Sales	$34,714	$0
Cost of Goods Sold	$31,782	$0
Taxes Paid	$0	$0
Net Income	-$1,473,807	-$831,432


April 30, 2021

Grapestars International, Inc.


Grapestars International, Inc. ("**Grapestars,**" the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.


ABOUT THIS FORM C-AR


You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.


CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS


This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this document or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at http://www.grapestars.com no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.grapestars.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

TABLE OF CONTENTS

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Grapestars International, Inc. is a Delaware corporation incorporated on July 12, 2016.

The Company is located at 78 Southwest 7th Street, Miami, FL, United States.

The Company's website is http://www.grapestars.com

The Company conducts business in Florida

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early and still working on implementing its business plan. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus may impact our results is uncertain, however, it is possible that our results in 2020 may be negatively impacted by this event. The impacts of the outbreak are unknown and rapidly evolving.

The amount of capital the Company raised in the Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise

transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our

intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Jean Jean Pelletier, our CEO, Director, and Robert Pelletier, our CMO, Director. The Company has or intends to enter into employment agreements with Jean Jean Pelletier, and Robert Pelletier, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY

ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Online marketplace (IOS app, Android app & website) selling wine and spirits from celebrities.

Business Plan
We create partnerships with leading PR Agencies that specialize in wine and spirits as well as Celebrity Relations firms to offer the widest selection of all celebrity wines and spirits. Through these partnerships we plan to drive traffic to the website, and drive revenue through our platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Celebrity Wines and Spirits	Online marketplace (IOS app, Android app & website) selling wine and spirits from celebrities.	Direct-to-consumer

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The Company currently faces no direct competition. Other online alcohol providers do not cater specifically to customers seeking celebrity alcohol brands specifically.

Customer Base

Any consumer of wines and spirits.

Supply Chain

We have a partnership with top celebrity PR Agency KLGPR that specializes in wine and spirits as well as Celebrity Relations firms to offer the widest selection of all celebrity wines and spirits.

Intellectual Property

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5984649	Downloadable software and downloadable mobile applications for use in the online purchase of wine, namely, computer e-commerce software to allow users to perform electronic business transactions via a global computer network.	GrapeStars	April 27, 2016	February 11, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company us subject to the laws and regulations of the United States.

Litigation

Yes. We are currently in a dispute with a developer in Canada over an app that was built for us but never implemented due to its poor build. We initiated a lawsuit on February 12, 2020 in the United States District Court Southern District of Florida for breach of contract and requested damages, the developer initiated a similar suit in The Superior Court, Province of Quebec, District of Montreal, QC on February 26, 2020. Although we are confident that we will prevail in the lawsuit, we have allotted $100,000 on our books for our legal defense should matters escalate.

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jean Jean Pelletier	CEO, Director	GrapeStars - CEO. 2017 - Present	BS in Political Science - University of Montreal Certificate of Business Marketing - University of Montreal
Robert Pelletier	President, Officer	GrapeStars - CMO. 2017 - Present	N/A
Stephan Fortier	CEO, Director	The Fortier Creative Group - CEO. 1990-Present	Bachelor's in Accounting and Business Management- University of Quebec at Montreal
Craig Bolz	Director	Assure Health – Co-Founder: March 2020- Present. Sparkpoint – COO : January 2018 -November 2020. Klink Technologies – Founding Partner and COO: August 2013- April 2017	Finance/Political Science – University of Central Florida (2014)
Jeffrey Nadel	Director	Assure Health – CEO: March 2020 – Present. Sparkpoint – CEO: January 2019- Present. Beverage Advisory Group – Principal and Founding Partner: May 2017- Present.	BA from University of Pennsylvania, Magna Cum Laude
Bruno Gutton	Director	GrapeStars- Co-Founder and Board Member: January 2017- Present	C.E.C.E. Aix-Marseille / M.B.A in Logistics and Intl Trade from Groupe Ecole Internationale Des Affaires (E.I.A) (1992)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's capitalization structure consists of the following.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	50,000
Number of shares Outstanding	31,705
Par Value Per Share	$0.001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional stock with may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	97.3%

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Face Value	$230,640
Voting Rights	None but may receive them upon conversion.
Anti-Dilution Rights	None
Other Material Terms	Notes are convertible into common stock at the note holders request, after giving a 5-day notice. The conversion price is $125 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Notes may convert to equity which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.8%
Valuation Cap	$12,500,000

Type	Crowd SAFE
Face Value	$121,579
Voting Rights	None.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Notes may convert to equity which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.9%
Valuation Cap	$12,500,000

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Short term creditors
Amount Outstanding	$115,000
Other Material Terms	Interests is accumulation and holders are ok to wait until financing comes in.

Ownership

No person beneficially owns more than 20% or more the of the Company's outstanding equity securities, calculated on the basis of voting power.

Prior Offerings

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$12,500	1	Software Engineering	September 5, 2017	Section 4(a)(2)
Convertible Note	$40,000	1	Software Engineering	January 30, 2017	Section 4(a)(2)
Common Stock	$1,000,000	3,020	Software Engineering	May 1, 2020	Section 4(a)(2)
Common Stock	$3,309,805	27,782	Software Engineering	December 31, 2019	Section 4(a)(2)
Crowd SAFE	$121,579	1	Working Capital	September 25, 2020	Regulation Crowdfunding

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jean Jean Pelletier
_____
(Signature)

Jean Jean Pelletier
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jean Jean Pelletier
_____
(Signature)

Jean Jean Pelletier
_____
(Name)

CEO, Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/Bruno Gutton
_____
(Signature)

Bruno Gutton
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/Stephan Fortier
_____
(Signature)

Stephan Fortier
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Jean Jean Pelletier, being the CEO of Grapestars International, Inc., hereby certify as of the date of this Form C-AR that the financial statements of Grapestars International, Inc. included in this Form are true and complete in all material respects.

/s/ Jean Jean Pelletier
_____
(Signature)

Jean Jean Pelletier
_____
(Name)

CEO
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT A

Financial Statements

GrapeStars International, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SVB Checking (1928)	485.00
Total Bank Accounts	**$485.00**
Other Current Assets	
Pryor Cashman Retainer Balance	18,393.56
Total Other Current Assets	**$18,393.56**
Total Current Assets	**$18,878.56**
Fixed Assets	
Camera Equipment	10,453.97
Computers & Electronics	5,459.04
Total Fixed Assets	**$15,913.01**
Other Assets	
App	957,325.18
App Development	1,066,889.30
Pre-constitution Expenses	50,074.08
Total Other Assets	**$2,074,288.56**
TOTAL ASSETS	**$2,109,080.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Buratti PA Payable	22,516.45
Concepta Payable	50,083.73
Dentons Payable	3,512.35
Marketing Payable	3,750.00
Narvar, Inc. Payable	10,439.00
Silverberg & Weiss Payable	8,831.50
Total Accounts Payable	**$99,133.03**
Other Current Liabilities	
Accrued Expense	-3.24
Accrued Income	3.69
Convertible Debentures	52,500.00
Interest Payable	145,963.00
Short Term Loan - Debenture	115,000.00
Total Other Current Liabilities	**$313,463.45**
Total Current Liabilities	**$412,596.48**
Total Liabilities	**$412,596.48**
Equity	
Capital Stock	4,565,342.00
Debentures Converted into Capital Stock	547,982.88
Initial capital stock	25,000.00
Republic Investment	117,879.00
Retained Earnings	-2,085,913.71
Net Income	-1,473,806.52
Total Equity	**$1,696,483.65**
TOTAL LIABILITIES AND EQUITY	**$2,109,080.13**

GrapeStars International, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	34,713.83
Total Income	**$34,713.83**
Cost of Goods Sold	
Retailer Cost	31,781.68
Total Cost of Goods Sold	**$31,781.68**
GROSS PROFIT	**$2,932.15**
Expenses	
Accounting Fees	12,640.00
Advertising & Marketing	265,707.31
Bank Charges & Fees	13,052.44
Bonus	110,000.00
Brand Outreach	4,000.00
Call Center Customer Support	29,728.00
Celebrity Outreach	2,636.00
Consultants	297,786.52
Consultants Fee	283,200.00
Total Consultants	**580,986.52**
Employee Benefits	9,000.00
Entertainment - Business Development	36,157.53
Equipment Leasing	7,388.59
Insurance	19,171.18
Interest Paid	136,040.39
Legal & Professional Fees	119,390.48
Legal & Professional Services	2,390.00
Office Supplies & Software	2,509.77
Payroll Processing Fees	3,297.42
Podcast	24,757.10
Postage	146.85
Rent & Lease	3,957.71
Taxes & Licenses	2,878.82
Travel and Transportation	44,222.10
Utilities	18,191.60
Web Hosting	28,488.86
Total Expenses	**$1,476,738.67**
NET OPERATING INCOME	**$ -1,473,806.52**
NET INCOME	**$ -1,473,806.52**

GrapeStars International, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,473,806.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Security Deposit WeWork	1,447.68
Buratti PA Payable	22,516.45
Concepta Payable	50,083.73
Dentons Payable	3,512.35
Marketing Payable	3,750.00
Narvar, Inc. Payable	10,439.00
Silverberg & Weiss Payable	8,831.50
Accrued Expense	-3.24
Accrued Income	3.69
Interest Payable	131,423.96
Shareholder Advance	128.36
Short Term Loan	-5,250.00
Short Term Loan - Debenture	-48,575.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**178,308.48**
Net cash provided by operating activities	**$ -1,295,498.04**
INVESTING ACTIVITIES	
App	-540,183.48
App Development	-400,305.98
Net cash provided by investing activities	**$ -940,489.46**
FINANCING ACTIVITIES	
Capital Stock	2,118,578.72
Republic Investment	117,879.00
Net cash provided by financing activities	**$2,236,457.72**
NET CASH INCREASE FOR PERIOD	**$470.22**
Cash at beginning of period	14.78
CASH AT END OF PERIOD	**$485.00**